UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2021

MKS INSTRUMENTS, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	000-23621	04-2277512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Tech Drive, Suite 201, Andover, Massachusetts	01810
Address of principal executive offices	Zip Code

Registrant’s telephone number, including area code: (978) 645-5500

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MKSI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 8, 2021, MKS Instruments, Inc. (“MKS”) issued a press release announcing that it has delivered to the board of directors of Coherent, Inc. (“Coherent”) a proposal to acquire all of the outstanding shares of Coherent common stock for a per share consideration of $115 in cash and 0.7473 of a share of MKS common stock. A copy of the press release, which includes a copy of the letter to the board of directors of Coherent containing the proposal, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued by MKS on February 8, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Safe Harbor For Forward-Looking Statements

Statements in this document regarding the proposed transaction between MKS and Coherent, future financial and operating results, benefits and synergies of the transaction, financing for the transaction, future opportunities for the combined company and any other statements about MKS managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ultimate outcome of discussions between MKS and Coherent, including the possibilities that MKS will not pursue a transaction with Coherent or that Coherent will reject a transaction with MKS; the ability of the parties to complete a transaction; the risk that the conditions to the closing of any transaction, including receipt of required regulatory approvals and approval of MKS’ and Coherent’s respective stockholders, are not satisfied in a timely manner or at all; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of MKS and Coherent; the ability of MKS to realize the anticipated synergies, cost savings and other anticipated benefits of the proposed transaction, including the risk that the anticipated benefits from the proposed transaction may not be realized within the expected time period or at all; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments; changing conditions affecting the markets in which MKS operates, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets; fluctuations in sales to MKS’ and Coherent’s existing and prospective customers; the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on MKS’ or Coherent’s operations and the operations of their respective customers and suppliers resulting from public health requirements and government mandates; the terms of MKS’ term loan and the availability and terms of the financing to be incurred in connection with the transaction; competition from larger or more established companies in MKS’ and Coherent’s respective markets; MKS’ ability to successfully grow the businesses of the combined company; the challenges, risks and costs involved with integrating the businesses of MKS and Coherent; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; manufacturing and sourcing risks; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ most recent Form 10-K and any subsequent Form 10-Q reports filed by MKS with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in MKS’ future filings. The forward-looking statements included in this document speak only as of the date hereof, and MKS does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which MKS has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, MKS (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document MKS and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MKS AND COHERENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Coherent and MKS. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MKS through the web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

MKS and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information regarding the interests of these participants in any such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. Additional information regarding MKS’ directors and executive officers is included in MKS’ definitive proxy statement, which was filed with the SEC on March 27, 2020. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 8, 2021

MKS Instruments, Inc.

By:	/s/ Kathleen F. Burke
Name:	Kathleen F. Burke
Title:	Senior Vice President, General Counsel and Secretary

Exhibit 99.1

MKS Instruments Makes Superior Offer to Acquire Coherent

Implied Value of Approximately $240 per Share, Transaction Value at $6 Billion

•	Creates a global leader in photonics to accelerate customer solutions

•	Offer represents 16% premium over implied value of Lumentum transaction

•	Expected to be accretive to Non-GAAP earnings per share within 12 months of close

•	Anticipated synergies of $180M within 36 months of close

ANDOVER, MA. – February 8, 2021 – MKS Instruments, Inc. (NASDAQ: MKSI), a global provider of technologies that enable advanced processes and improve productivity, today confirms it has made an offer to acquire Coherent, Inc. in a cash and stock transaction. Based on the closing price of MKS stock on February 4, 2021, MKS’ proposal is valued at approximately $240 per share of Coherent stock, representing a premium of approximately 16% to the implied value of Coherent’s merger agreement with Lumentum, based on the closing price per share of Lumentum stock on February 4, 2021, and a premium of 58% over the closing price of Coherent stock on January 15, 2021, the last trading day before the announcement of Coherent’s proposed transaction with Lumentum.

MKS believes its proposal offers compelling strategic and financial benefits for the stockholders of both MKS and Coherent and constitutes a “Company Superior Proposal” as defined in Coherent’s merger agreement with Lumentum.

“We believe this transaction would create a global photonics leader with a world-class technology portfolio, proven operational capabilities, deep customer relationships and a track record of sustainable and profitable growth, uniquely positioned to solve our customers’ most difficult challenges. We believe the combination of MKS and Coherent would drive growth and shareholder value through increased technology investment that creates new solution platforms and accelerates innovation within the industry, as well as meaningful synergies”, said John T.C. Lee, President and CEO of MKS.

Under the terms of MKS’ proposal, which was conveyed in an offer letter to Coherent’s board of directors on February 4, 2021, Coherent shareholders would receive $115 cash and .7473 of a share of MKS common stock per share of Coherent common stock. MKS intends to fund the transaction with cash on hand and debt financings. The execution of a definitive merger agreement between Coherent and MKS would be subject to approval of each party’s board of directors and completion of the transaction would be subject to customary closing conditions, including receipt of required regulatory approvals and approval of MKS’ and Coherent’s respective stockholders. Completion of the transaction would not be subject to any financing condition.

Lazard and Barclays are acting as MKS’ financial advisors and WilmerHale LLP is serving as MKS’ legal advisor. Barclays is providing committed debt financing for the proposed transaction.

Letter to Coherent’s Board of Directors

February 4, 2021

Board of Directors

Coherent Inc.

5100 Patrick Henry Drive

Santa Clara, CA 95054

Re: Potential Combination with Coherent Inc.

To the Members of the Board:

MKS Instruments, Inc. (“MKS”) has appreciated the opportunity to discuss a combination with Coherent Inc. (“Coherent” or the “Company”) over the past 12 months. We emphatically believe that aligning the technology offerings of Coherent and MKS would create a global leader in lasers and photonics providing our customers a truly complementary portfolio which reflects both the breadth and depth of our combined resources.

Notwithstanding your decision to enter into exclusive negotiations and ultimately execute a definitive merger agreement with Lumentum before we had the opportunity to present our case for a compelling transaction for your shareholders, we remain very enthusiastic and steadfast about a combination between Coherent and MKS. As such, we are pleased to submit this proposal to acquire all the outstanding shares of Coherent common stock at a price of $240 per share, representing a transaction value of $6 billion. Our current proposal is comprised of a) $115 in cash and b) 0.7473 of a share of MKS common stock for each outstanding share of Coherent common stock reflecting a value of $125 as of today’s market close.

Not only does our proposal provide $850 million in incremental value to Coherent’s shareholders above the proposed Lumentum transaction, currently valued at $206.13 per Coherent share, and a premium of 16% to Lumentum’s proposal, we are also providing a materially larger cash component of $115 versus $100 per Coherent share in Lumentum’s offer. Our proposal clearly represents a “Company Superior Proposal” as defined in your merger agreement with Lumentum with a premium of 23% to Coherent’s closing price today and a 58% premium to January 15, 2021, the last trading day prior to the announcement of your proposed transaction with Lumentum.

To further help you appreciate the high level of deal certainty that we offer, we have included with this letter a proposed merger agreement which is substantially identical to the terms of your announced merger agreement with Lumentum, with only those changes necessary to reflect the terms of our proposal, and a financing commitment letter from Barclays Capital, our lead financing source, covering the full amount of cash required for this transaction. We would intend to complete confirmatory due diligence within 10 days of your making available to us the same non-public information that was made available to Lumentum and to sign and announce a transaction shortly thereafter.

We strongly believe that the combination of Coherent and MKS represents a more logical and compelling equity story for both parties’ shareholders and customers and we look forward to working with you to realize the potential upside. Based on the rationale I have presented, I sincerely hope we are able to bring our two companies together with this transaction.

The proposal set forth in this letter supersedes any and all prior proposals made by MKS to Coherent and/or discussions between the parties.

If you have any questions about this proposal or require clarification, please feel free to contact me at either [REDACTED] or [REDACTED] or Mike Murray of Lazard at either [REDACTED] or [REDACTED].

Best regards,

John T.C. Lee

President and Chief Executive Officer

Attachments

cc: Mike Murray, Lazard

About MKS Instruments

MKS Instruments, Inc. is a global provider of instruments, systems, subsystems and process control solutions that measure, monitor, deliver, analyze, power and control critical parameters of advanced manufacturing processes to improve process performance and productivity for our customers. Our products are derived from our core competencies in pressure measurement and control, flow measurement and control, gas and vapor delivery, gas composition analysis, electronic control technology, reactive gas generation and delivery, power generation and delivery, vacuum technology, lasers, photonics, optics, precision motion control, vibration control and laser-based manufacturing systems solutions. We also provide services relating to the maintenance and repair of our products, installation services and training. Our primary served markets include semiconductor, industrial technologies, life and health sciences, research and defense. Additional information can be found at www.mksinst.com.

Safe Harbor For Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MKS and Coherent, future financial and operating results, benefits and synergies of the transaction, financing for the transaction, future opportunities for the combined company and any other statements about MKS managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact

(including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ultimate outcome of discussions between MKS and Coherent, including the possibilities that MKS will not pursue a transaction with Coherent or that Coherent will reject a transaction with MKS; the ability of the parties to complete a transaction; the risk that the conditions to the closing of any transaction, including receipt of required regulatory approvals and approval of MKS’ and Coherent’s respective stockholders, are not satisfied in a timely manner or at all; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of MKS and Coherent; the ability of MKS to realize the anticipated synergies, cost savings and other anticipated benefits of the proposed transaction, including the risk that the anticipated benefits from the proposed transaction may not be realized within the expected time period or at all; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments; changing conditions affecting the markets in which MKS operates, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets; fluctuations in sales to MKS’ and Coherent’s existing and prospective customers; the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on MKS’ or Coherent’s operations and the operations of their respective customers and suppliers resulting from public health requirements and government mandates; the terms of MKS’ term loan and the availability and terms of the financing to be incurred in connection with the transaction; competition from larger or more established companies in MKS’ and Coherent’s respective markets; MKS’ ability to successfully grow the businesses of the combined company; the challenges, risks and costs involved with integrating the businesses of MKS and Coherent; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; manufacturing and sourcing risks; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ most recent Form 10-K and any subsequent Form 10-Q reports filed by MKS with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in MKS’ future filings. The forward-looking statements included in this press release speak only as of the date hereof, and MKS does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which MKS has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, MKS (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document MKS and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MKS AND COHERENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER

DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Coherent and MKS. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MKS through the web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

MKS and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information regarding the interests of these participants in any such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. Additional information regarding MKS’ directors and executive officers is included in MKS’ definitive proxy statement, which was filed with the SEC on March 27, 2020. These documents can be obtained free of charge from the sources indicated above.

MKS Contact:

Company Contact:

David Ryzhik

Vice President, Investor Relations

Telephone: (978) 557-5180

Email: david.ryzhik@mksinst.com

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